SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

(Amendment No. 11)

Under the Securities Exchange Act of 1934

First Eagle Credit Opportunities Fund

(Name of Issuer)

Common Shares of Beneficial Interest, $0.001 par value

(Title of Class of Securities)

None
(CUSIP Number)

Bleichroeder LP
1345 Avenue of the Americas, 47th Floor,
New York, New York 10105
(212) 698-3101

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	Page 2 of 5 Pages
1	NAME OF REPORTING PERSON Bleichroeder Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,610,888
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,610,888
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,888
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. None	Page 3 of 5 Pages
1	NAME OF REPORTING PERSON Bleichroeder LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,610,888
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,610,888
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,888
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA; CO

Introductory Statement

This Amendment No. 11 (this “Amendment”) amends the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on September 25, 2020 (the “Schedule 13D”), with respect to the Class I Common Shares of Beneficial Interest, $0.001 Par value (the “Shares”), of First Eagle Credit Opportunities Fund, a closed-end management investment company organized as a Delaware statutory trust (the “Issuer”). Except as otherwise provided herein, each item of the Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
Item 5 (a)-(b) is hereby amended and restated as follows:
(a)   As of the date of this Amendment, the Reporting Persons held in aggregate 1,610,888 Shares, representing 9.9% of the outstanding Shares.
(b)   The Reporting Persons have shared voting and dispositive power over 1,610,888 Shares.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2022	BLEICHROEDER LP

	By:	/s/ Andrew Gundlach
Name: Andrew Gundlach
Title: President and Co-CEO

BLEICHROEDER HOLDINGS LLC

	By:	/s/ Andrew Gundlach
Name: Andrew Gundlach
Title: President and Co-CEO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).